UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-35135

Sequans Communications S.A.

(Translation of Registrant’s name into English)

19 Le Parvis

92073 Paris-La Défense, France

Telephone: +33 1 70 72 16 00

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐ No  ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐ No  ☑

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes  ☐ No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                    .

The information in this Report on Form 6-K is being filed to update the Sequans Communications S.A. registration statement on Form F-3 and supersedes the Report on Form 6-K filed on October 24, 2013. The information in this report shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-177919, 333-180487 and 333-187611) and Form F-3 (File No. 333-182854).

FINANCIAL INFORMATION

Item 1. Unaudited Condensed Consolidated Financial Statements at and for the three and nine months ended
September 30, 2013

Sequans Communications S.A.

Unaudited Condensed Consolidated Statements of Operations

		Three months ended September 30,		Nine months ended September 30,
	Note	2012 (1)	2013	2012 (1)	2013
		(Unaudited) (in thousands, except share and per share amounts)
Revenue:
Product revenue		$7,452	$3,842	$16,756	$6,737
Other revenue		530	227	2,368	1,981

Total revenue	3	7,982	4,069	19,124	8,718

Cost of revenue:
Cost of product revenue		4,104	3,026	8,988	5,620
Cost of other revenue		44	21	132	392

Total cost of revenue		4,148	3,047	9,120	6,012

Gross profit		3,834	1,022	10,004	2,706

Operating expenses:
Research and development	4	6,447	7,339	21,114	21,101
Sales and marketing		1,470	1,101	5,709	3,375
General and administrative		1,871	1,350	6,089	5,469

Total operating expenses		9,788	9,790	32,912	29,945

Operating loss		(5,954)	(8,768)	(22,908)	(27,239)

Financial income (expense):
Interest expense		(28)	(26)	(80)	(79)
Interest income		50	29	179	111
Foreign exchange gain (loss)		249	52	(113)	87

Loss before income taxes		(5,683)	(8,713)	(22,922)	(27,120)

Income tax expense (benefit)	5	73	53	164	141
Loss		$(5,756)	$(8,766)	$(23,086)	$(27,261)

Attributable to:
Shareholders of the parent		(5,756)	(8,766)	(23,086)	(27,261)
Non-controlling interests		—	—	—	—

Basic loss per share		$(0.17)	$(0.20)	$(0.67)	$(0.64)

Diluted loss per share		$(0.17)	$(0.20)	$(0.67)	$(0.64)

Weighted average number of shares used for computing:
Basic		34,683,839	44,683,839	34,677,746	42,779,077

Diluted		34,683,839	44,683,839	34,677,746	42,779,077

Sequans Communications S.A.

Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)

	Three months ended September 30,		Nine Months ended September 30,
	2012 (1)	2013	2012 (1)	2013
	(Unaudited)
Loss for the period	$(5,756)	$(8,766)	$(23,086)	$(27,261)

Other comprehensive income (loss)
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Net gain (loss) on cash flow hedge	529	90	768	(291)
Exchange differences on translation of foreign operations	(52)	(70)	(24)	(125)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods	477	20	744	(416)

Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Re-measurement gains (losses) on defined benefit plans	(8)	(11)	(25)	(33)

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods	(8)	(11)	(25)	(33)

Total other comprehensive income (loss)	469	9	719	(449)

Total comprehensive loss	$(5,287)	$(8,757)	$(22,367)	$(27,710)

Attributable to:
Shareholders of the parent	(5,287)	(8,757)	(22,367)	(27,710)
Non-controlling interests	—	—	—	—

(1) Figures for the three months and the nine months ended September 30, 2012 are restated to reflect the impact of the retrospective application of IAS 19 Revised (Employee Benefits).

Sequans Communications S.A.

Unaudited Condensed Consolidated Statements of Financial Position

	Note	At December 31, 2012 (1)	At September 30, 2013
			(Unaudited)
		(in thousands)
ASSETS
Non-current assets:
Property, plant and equipment		$9,187	$7,906
Intangible assets		4,184	4,275
Other receivables		458	468
Available for sale financial assets		931	1,076
Research tax credit receivable	4	4,103	4,199

Total non-current assets		18,863	17,924

Current assets:
Inventories	6	7,443	7,364
Trade receivables	7	5,529	5,513
Prepaid expenses and other receivables		3,074	3,119
Recoverable value added tax		415	372
Research tax credit receivable	4	4,327	6,808
Cash and cash equivalents	8	28,751	14,951

Total current assets		49,539	38,127

Total assets		$68,402	$56,051

EQUITY AND LIABILITIES
Equity:
Issued capital euro 0.02 nominal value, 44,683,839 shares authorized, issued and outstanding at September 30, 2013 (34,683,839 at December 31, 2012)	9	$912	$1,176
Share premium	9	129,309	142,588
Other capital reserves	10	12,556	14,033
Accumulated deficit		(87,669)	(114,930)
Other components of equity		363	(86)

Total equity		55,471	42,781

Non-current liabilities:
Government grant advances		287	83
Finance lease obligations	11	236	300
Provisions	12	369	452
Deferred tax liabilities		85	85

Total non-current liabilities		977	920

Current liabilities:
Trade payables		6,038	6,763
Government grant advances		515	150
Finance lease obligations	11	129	253
Other current liabilities		4,133	4,435
Deferred revenue		609	345
Provisions	12	530	404

Total current liabilities		11,954	12,350

Total equity and liabilities		$68,402	$56,051

(1) Figures as of December 31, 2012 are restated to reflect the impact of the retrospective application of IAS 19 Revised (Employee Benefits).

Sequans Communications S.A.

Unaudited Condensed Consolidated Statements of Changes in Equity

	Attributable to the shareholders of the parent
	Ordinary shares		Share premium	Other capital reserves	Accumulated deficit	Cumulative translation adjustments	Accumulated other comprehensive income (loss)	Total equity
	Shares	Amount
	(Note 9)	(Note 9)	(Note 9)	(Note 10)
	(in thousands, except share and per share amounts)
At December 31, 2011	34,667,339	$912	$129,283	$9,368	$(54,691)	$82	$(710)	$84,244

Loss for the period					(23,086)			(23,086)
Re-measurement gains (losses) on defined benefit plans (unaudited)							(25)	(25)
Foreign currency translation (unaudited)						(24)		(24)
Income and expense directly recognized in equity (unaudited)							768	768

Total comprehensive income (loss) (unaudited)					(23,086)	(24)	743	(22,367)

Issue of shares in connection with the exercise of options and warrants (unaudited)	16,500	—	26					26
Share-based payment (unaudited)				2,966				2,966

At September 30, 2012 (Unaudited) (1)	34,683,839	$912	$129,309	$12,334	$(77,777)	$58	$33	$64,869

Loss for the period					(9,892)			(9,892)
Re-measurement gains (losses) on defined benefit plans (unaudited)							(21)	(21)
Foreign currency translation (unaudited)						76		76
Income and expense directly recognized in equity (unaudited)							217	217

Total comprehensive income (loss) (unaudited)					(9,892)	76	196	(9,620)

Share-based payment (unaudited)				222				222

At December 31, 2012 (1)	34,683,839	$912	$129,309	$12,556	$(87,669)	$134	$229	$55,471

Loss for the period					(27,261)			(27,261)
Re-measurement gains (losses) on defined benefit plans (unaudited)							(33)	(33)
Foreign currency translation (unaudited)						(125)		(125)
Income and expense directly recognized in equity (unaudited)							(291)	(291)

Total comprehensive income (loss) (unaudited)					(27,261)	(125)	(324)	(27,710)

Issue of shares in connection with public offering of February 2013 (Note 9) (unaudited)	10,000,000	264	13,279					13,543
Share-based payment (unaudited)				1,477				1,477

At September 30, 2013 (Unaudited)	44,683,839	$1,176	$142,588	$14,033	$(114,930)	$9	$(95)	$42,781

(1) Figures for the nine months ended September 30, 2012 and the year ended December 31, 2012 are restated to reflect the impact of the retrospective application of IAS 19 Revised (Employee Benefits).

Sequans Communications S.A.

Unaudited Condensed Consolidated Statements of Cash Flow

		Nine months ended September 30,
	Note	2012 (1)	2013
		(Unaudited)
		(in thousands)
Operating activities:
Profit (Loss) before income taxes		$(22,922)	$(27,120)
Non-cash adjustment to reconcile income (loss) before tax to net cash from (used in) operating activities:
Depreciation and impairment of property, plant and equipment		3,450	3,124
Amortization and impairment of intangible assets		1,335	1,395
Share-based payment expense		2,966	1,477
Increase (decrease) in provisions		84	(43)
Financial expense (income)		(99)	(32)
Foreign exchange loss (gain)		(46)	21
Working capital adjustments:
Decrease (increase) in trade receivables and other receivables		4,856	(215)
Decrease in inventories		3,271	79
Increase in research tax credit receivable		(3,002)	(2,577)
Increase (decrease) in trade payables and other liabilities		(5,445)	651
Decrease in deferred revenue		(33)	(264)
Decrease in government grant advances		(385)	(340)
Income tax paid		(89)	(214)

Net cash flow from (used in) operating activities		$(16,059)	$(24,058)

Investing activities:
Purchase of intangible assets and property, plant and equipment		$(4,696)	$(2,996)
Purchase of financial assets		(159)	(155)
Interest received		179	111

Net cash flow used in investments activities		$(4,676)	$(3,040)

Financing activities:
Initial public offering proceeds, net of transaction costs paid		$—	$13,543
Proceeds from issue of shares and warrants, net of transaction costs		26	—
Repayment of borrowings and finance lease liabilities		(8)	(169)
Interest paid		(80)	(79)

Net cash flows from financing activities		$(62)	$13,295

Net increase (decrease) in cash and cash equivalents		(20,797)	(13,803)
Net foreign exchange difference		7	3
Cash and cash equivalent at previous period		57,220	28,751

Cash and cash equivalent at previous period	8	$36,430	$14,951

(1) Figures for the three months and the nine months ended September 30, 2012 are restated to reflect the impact of the retrospective application of IAS 19 Revised (Employee Benefits).

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements

1. Corporate information

Sequans Communications S.A. (“Sequans”) is organized as a limited liability company (“société anonyme”) incorporated and domiciled in the Republic of France, with its principal place of business at 19 Le Parvis, 92073 Paris-La Défense, France. Sequans, together with its subsidiaries (the “Company”), is a leading fabless designer, developer and supplier of 4G semiconductor solutions for wireless broadband applications. The Company’s semiconductor solutions incorporate baseband processor and radio frequency transceiver integrated circuits along with our proprietary signal processing techniques, algorithms and software stacks.

2. Basis of preparation and changes to the Company’s accounting policies

2.1. Basis of preparation

The Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2013 are prepared in accordance with IAS 34 Interim Financial Reporting and were authorized for issue in accordance with a resolution of the board of directors on October 22, 2013.

The Condensed Consolidated Financial Statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2012.

These Condensed Consolidated Financial Statements for the 9 months period ended September 30, 2013 have been prepared on a going concern assumption. The Company’s internal cash forecast is built from sales forecast derived by products and clients and a stable fixed costs structure. Management also assumes successful financing activities using government funding of research programs and potential additional financing (banks or capital market). Based on these assumptions, management believes that Company’s existing cash and cash equivalents plus cash generated from these activities will be sufficient at least for the next 12 months from September 30, 2013.

2.2. Changes in accounting policy and disclosures

New and amended standards and interpretations

The accounting policies adopted in preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2012, except for the following new and amended IFRS and IFRIC interpretations effective as of January 1, 2013:

•	IAS 1 – Presentation of Items of Other Comprehensive Income — Amendments to IAS 1

•	IAS 19 – Employee benefits

•	IFRS 7 – Disclosures — Offsetting Financial Assets and Financial Liabilities — Amendments to IFRS 7

•	IAS 28 – Investments in Associates and Joint Ventures (as revised in 2011)

•	IFRS 10 – Consolidated Financial Statements, IAS 27 Separate Financial Statements

•	IFRS 11 – Joint arrangements

•	IFRS 12 – Disclosures of Interests in other entities

•	IFRS 13 – Fair value measurement

•	Annual Improvements May 2012

Adoption of these new standards and interpretations had no impact on the Condensed Consolidated Financial Statements of the Company except the adoption of IAS 1 – Presentation of Items of Other Comprehensive Income — Amendments to IAS 1 and IAS 19 – Employee benefits.

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

Main changes related to IAS 19 Revised (Employee Benefits) are the following:

Until December 31, 2012, actuarial gains and losses were accounted for through profit and loss. These items are now accounted for within other comprehensive income (loss) caption. Corresponding change was applied retrospectively to all prior periods presented. Corresponding impact is $21,000, $35,000 and $46,000 on Company’s profit and loss respectively for the three, nine and twelve months periods starting January 1, 2012.

Standards issued but not yet effective

Standards and interpretations issued but not yet effective up to the date of issue of the Company’s Consolidated Financial Statements are listed below. The Company intends to adopt these standards when they become effective:

•	IAS 32 – Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

•	IFRS 9 – Financial Instruments: Classification and Measurement

•	IAS 36 – Recoverable amount disclosures for non-financial assets

•	IAS 39 – Novation of derivatives and continuation of hedge accounting

•	IFRIC 21 – Levies

2.3. Other information

No impairment tests on property, plant and equipment, and on intangible assets were performed as no events or changes in circumstances indicated that the carrying amount of those assets was not recoverable.

There is no seasonality in Sequans’ revenue.

Sequans’ results of operations include a provision for post-employment benefits estimated based on the amount from the previous year.

3. Segment information

The Company has one operating segment, which is the design and marketing of semiconductor components for 4G broadband wireless systems. All information required to be disclosed under IFRS 8 Operating Segments is shown in the Consolidated Financial Statements and these associated Notes.

Sales to external customers disclosed below are based on the geographical location of the customers, regardless of the legal entity originating the sale. The following table sets forth the Company’s total revenue by region for the periods indicated. The Company categorizes its total revenue geographically based on the location to which it invoices.

	Europe, Middle East, Africa	Americas	Asia	Total
	(in thousands)
Three months ended September 30, 2012
Total revenue
Sales to external customers	$269	$75	$7,638	$7,982

Three months ended September 30, 2013
Total revenue
Sales to external customers	$33	$1,437	$2,600	$4,069

Nine months ended September 30, 2012
Total revenue
Sales to external customers	$3,258	$744	$15,122	$19,124

Nine months ended September 30, 2013
Total revenue
Sales to external customers	$519	$2,862	$5,337	$8,718

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

The substantial majority of the Company’s non-current assets are held by the parent company, Sequans Communications S.A.

For the three months ended September 30, 2013, two China-based end customers represented 37% and 29%, respectively (10% and no revenue, respectively, in the three months ended September 30, 2012) of total revenues and one United States-based end customer represented 28% (no revenue in the three months ended September 30, 2012) of total revenues.

For the nine months ended September 30, 2013, two China-based end customers represented 31% and 16%, respectively (13% and 1%, respectively, in the nine months ended September 30, 2012) of total revenues and two United States-based end customers represented 14% and 13%, respectively (no revenue in the nine months ended September 30, 2012) of total revenues.

Accounts receivable from these four customers at September 30, 2013 were $1,433,000, $688,000, $1,200,000 and $210,000, respectively ($787,000, $177,000, $100,000 and $0 at December 31, 2012, respectively).

4. Research tax credit receivable

The research tax credit in France is deducted from corporate income tax due; if tax due are not sufficient to cover the full amount of the credit, the balance is received in cash three years later (one year later if the Company is below certain size criteria). Total research tax credit receivable as of September 30, 2013 is $11,007,000 of which $4,242,000 will be recovered in the fourth quarter of 2013.

In December 2011, the Company was notified that the French tax authorities would review the tax declarations for the years 2009 and 2010, and the nine months ended September 30, 2011. In December 2012, the Company received proposed tax adjustments, penalties and related to the French tax audit totaling €884,000 ($1,167,000), which relates almost entirely to the research tax credits claimed for 2008 and 2009. The Company disagreed with nearly all the adjustments, which for the most part are differences of judgment, and intend to vigorously defend its position. Nevertheless, a provision for $327,000 has been recorded in the year ended December 31, 2012 given the current trend of such disputes in France. This is the primary component of “other provisions” as of December 31, 2012 and September 30, 2013. See Note 12 Provisions.

In February 2013, the Company answered to the proposed tax adjustment and, as of September 30, 2013, the Company had not received the conclusions of the tax audit.

5. Income tax

The major components of income tax expense are:

	Three months ended September 30,		Nine months ended September 30,
	2012	2013	2012	2013
	(Unaudited)		(Unaudited)
	(in thousands)		(in thousands)
Consolidated Statement of Operations
Current income tax:
Current income tax charge	$73	$53	$164	$141
Deferred income tax:	—	—	—	—

Income tax expense reported in the Consolidated Statement of Operations	$73	$53	$164	$141

Deferred tax assets were not recognized in the three and nine months ended September 30, 2012 and 2013 with respect to the loss as the Company has not generated taxable profits since its inception in 2003. Deferred tax liability is primarily related to a UK subsidiary.

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

6. Inventories

	At December 31, 2012	At September 30, 2013
	(in thousands)
Components (at cost)	$5,313	$2,893
Finished goods (at lower of cost or net realizable value)	2,130	4,471

Total inventories	$7,443	$7,364

Component inventories have declined as the Company has produced and sold new WiMAX finished goods during the nine months ended September 30, 2013. Finished goods inventory has increased due to the production of both WiMAX and LTE finished products.

In the year ended December 31, 2012, the Company decided to enter the end-of-life process for SQN2130, a WiMAX base station product, and for SQN3010, its first TDD-only LTE product. Provisions were recorded to reduce the value of the inventory related to these two products to zero. The Company also reviewed the value of inventory of finished goods and components related to products which have not been declared end-of-life. Taking into consideration the latest estimations of expected demand, particularly for the WiMAX products, the Company determined that it was not probable that all of the stock of memory components on hand would be used to produce finished goods and a provision was recorded for the portion of inventory considered to be in excess of future needs. In total, the inventory provision recorded in the year ended December 31, 2012 was $854,000. The related expense was recognized in the Consolidated Statements of Operations in “Cost of product revenue.”

In the nine months ended September 30, 2013, the Company recorded a write-down for defective products in the amount of $157,000. The Company released $226,000 of a provision previously recorded for end-of-life SQN1140 products, as these products were scrapped and written off during the period.

7. Trade receivables

Trade receivables are non-interest bearing and are generally on 30-90 day payment terms.

	At December 31, 2012	At September 30, 2013
	(in thousands)
Trade receivables	$7,199	$7,233
Provisions on trade receivables	(1,670)	(1,720)

Net trade receivables	$5,529	$5,513

The movements in the provision for impairment of receivables were as follows:

	Year ended December 31, 2012	Nine months ended September 30, 2013
	(in thousands)
At January 1,	$1,222	$1,670
Charge for the period	448	50
Utilized amounts	—	—

At period end	$1,670	$1,720

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

As at period end, the aging analysis of trade receivables that were not impaired is as follows:

	Total	Neither past due nor Impaired	Past due but not impaired
			<30 days	30-60 days	60-120 days	>120 days
	(in thousands)
At December 31, 2012	$5,529	$2,652	$503	$625	$744	$1,005
At September 30, 2013	$5,513	$4,274	$231	$—	$132	$876

8. Cash and cash equivalents

	At December 31, 2012	At September 30, 2013
	(in thousands)
Cash at banks	$7,284	$11,086
Cash equivalents	21,467	3,865

Cash and cash equivalents	$28,751	$14,951

Cash equivalents in money market funds and term deposits are invested for short-term periods depending on the immediate cash requirement of the Company, and earn interest at market rates for short-term investments.

9. Issued capital and reserves

Authorized capital, in number of shares

Authorized capital includes all shares issued as well as all potential shares which may be issued upon exercise of stock options, founders warrants, other warrants and restricted share awards, or which the shareholders have otherwise authorized for specific capital increases. At December 31, 2012, authorized capital was 49,561,737 ordinary shares with a nominal value of €0.02 each. In June 2013, in the Annual and Extraordinary Shareholders Meeting, the shareholders authorized increases in authorized capital of up to 1,000,000 shares for the grant of stock options, warrants and restricted share awards, and of up to 15,000,000 shares which could be issued in a public or private financing transaction. At September 30, 2013, authorized capital was 65,199,987 ordinary shares with a nominal value of €0.02 each.

Shares issued and fully paid

At December 31, 2012, 34,683,839 ordinary shares were issued and outstanding, representing a nominal value of €694,000 ($912,000). At September 30, 2013, 44,683,839 ordinary shares were issued and outstanding, representing a nominal value of €894,000 ($1,176,000). The increase reflects 10,000,000 shares issued in a public offering in February 2013. On February 21, 2013, the Company completed a public offering of 10,000,000 shares in the form of American Depositary Shares (ADSs) at a price of $1.50 per ADS. Net proceeds to the Company from the public offering were approximately $13.5 million, after deducting the underwriting discount and offering expenses payable by the Company.

10. Share-based payment plans

The expense recognized for employee and other services received during the three and nine months ended September 30, 2013 arising from equity-settled share-based payment transactions was $427,000 and $1,477,000, respectively (three and nine months ended September 30, 2012: $744,000 and $2,966,000, respectively).

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

The breakdown is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2013	2012	2013
	(in thousands)		(in thousands)
Cost of revenue	$34	$20	$141	$69
Research and development	228	152	892	513
Sales and marketing	171	82	650	279
General and administrative	311	173	1,283	616

Total	$744	$427	$2,966	$1,477

During the nine months ended September 30, 2013, the board of directors granted 189,400 stock options at exercise prices ranging from $1.56 to $2.16. The shareholders authorized the issuance of 36,000 warrants to members of the board of directors at an exercise price of $1.47.

During the nine months ended September 30, 2013, 292,900 stock options and warrants and 6,150 restricted share awards were canceled. No stock options, warrants or founders warrants were exercised during this period.

See Note 16, Events after the reporting date, for more information.

11. Finance lease agreement

In June 2012, the Company entered into a finance lease agreement with a French financial institution whereby the Company has the possibility to finance acquisitions of qualifying equipment with a total purchase price of up to €1,500,000 ($1,918,000), through a finance leases which are reimbursed over a 36-month period at an effective rate of interest of 4.6%. The finance lease obligation was secured by pledged money market with the financial institution equal to one-third of the original principal financed. Corresponding agreement expired February 28, 2013.

At September 30, 2013, a finance lease obligation of $253,000 was recorded as a current liability ($129,000 at December 31, 2012) and $300,000 was recorded as a long-term liability ($236,000 at December 31, 2012). This debt was secured by $265,000 at September 30, 2013 ($141,000 at December 31, 2012) in pledged money market funds, which is included in available-for-sale financial assets.

12. Provisions

	Post- employment benefits	Others	Total	Current	Non-current
	(in thousands)
At December 31, 2012	$369	$530	$899	$530	$369
Arising (released) during the period	83	(126)	(43)	(126)	83

At September 30, 2013	$452	$404	$856	$404	$452

The provision for post-employment benefits is for the lump sum retirement indemnity required to be paid to French employees.

The primary component of “other provisions” as of December 31, 2012 and September 30, 2013 is related to a provision on proposed tax adjustments of the French tax audit amounted to $327,000.

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

13. Foreign currency risk and fair value of derivative financial instruments

The Company faces the following foreign currency exposures:

•	Transaction risk arising from:

•	Operating activities, when revenues or expenses are denominated in different currencies from the functional currency of the entity carrying out these transactions.

•	Non derivative monetary financial instruments that are denominated and settled in a currency different from the functional currency of the entity which holds them.

Nearly 100% of total revenues and approximately 99% of total cost of sales are denominated in U.S. dollars. However, as a result of significant headcount and related costs from operations in France, which are denominated and settled in euros (the “structural costs”), the Company has transactional currency exposures which can be affected significantly by movements in the U.S. dollar/euro exchange rates. Approximately 59% of operating expense is denominated in euros. The Company seeks to mitigate the effect of its structural currency exposure by raising capital in euros sufficient to cover euro-based operating expenses. The Company has not used the possibility offered by paragraph 72 of IAS 39 Financial Instruments: Recognition and Measurement to designate non-derivative financial assets (cash and cash equivalents plus trade accounts receivables less trade accounts payable, denominated in euro) as a hedging instrument for a hedge of a foreign currency risk (U.S. dollar versus euro fluctuations) corresponding to structural cost related future cash outflows.

If there were a 10% increase or decrease in exchange rate of the U.S. dollar to the euro, the Company estimates the impact, in absolute terms, on operating expenses for the nine months ended September 30, 2013 would have been $1.8 million.

The Company uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in euros.

The following tables present fair values of derivative financial instruments at December 31, 2012 and September 30, 2013.

	At December 31, 2012
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€7,000	$231
Forward contracts (buy euros, sell U.S. dollars)	(6,000)	$(141)
Options (buy euros, sell U.S. dollars)	3,000	8

Total	€4,000	$98

	At September 30, 2013
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€1,000	$(18)
Forward contracts (buy U.S dollars, sell euros)	(6,250)	—
Options (buy euros, sell U.S. dollars)	750	(3)

Total	€(4,500)	$(21)

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

The fair value of foreign currency related derivatives are included in the Consolidated Statement of Financial Position in “Other current financial liabilities” for the periods presented. The earnings impact of cash flow hedges relating to forecasted operating expense transactions is reported in operating expense. Realized and unrealized gains and losses on these instruments deemed effective for hedge accounting are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings or the instruments are designated as hedges.

During the three and nine months ended September 30, 2013, the Company recorded a profit of $90,000 and a loss of $291,000, respectively (profits of $529,000 and $768,000 for the three and nine months ended September 30, 2012, respectively) in other comprehensive income related to the effective portion of the change in fair value of its cash flow hedges.

During the three and nine months ended September 30, 2013, the Company recognized net losses of $11,000 and $27,000, respectively related to the ineffective portion of its hedging instrument (net profits of $64,000 and $1,000 for the three and nine months ended September 30, 2012, respectively).

14. Contingencies

From time to time, the Company has been and may become involved in legal proceedings arising in the ordinary course of its business.

On December 14, 2012, the French tax authorities proposed revising research tax credits («Credit Impôt Recherche») granted to the Company for the years 2008 and 2009, for a total amount in tax adjustments, penalties and interest of €884,000 ($1,167,000). The Company intends to vigorously contest this tax adjustment (see Note 11 to the Condensed Consolidated Financial Statements).

On September 9, 2011, a class action lawsuit was filed in the United States District Court for the Southern District of New York against the Company, certain of its officers and directors, and UBS Limited and Jefferies & Company Inc, the lead underwriters in the Company’s initial public offering. This action, Donald Dean Johnson v. Sequans Communications S.A., et al, alleges violations of the U.S. federal securities laws in connection with the Company’s initial public offering. A substantially similar complaint was filed on October 25, 2011, also in the United States District Court for the Southern District of New York. On December 13, 2011 the Court consolidated the two actions, and appointed lead plaintiffs and co-lead plaintiffs’ counsel. On January 31, 2012, lead plaintiffs filed a Consolidated Amended Complaint for Violations of Federal Securities Laws, which seeks unspecified damages. On May 14, 2012, the Company filed a Motion to Dismiss the consolidated complaint. Following oral argument, on January 17, 2013, the Court granted the Company’s motion and gave lead plaintiffs 20 days leave to move to amend their complaint. On February 7, 2013, plaintiffs brought a motion for leave to file an amended complaint and on March 15, 2013, the Company filed an opposition, and on April 16, 2013, plaintiffs filed a reply. The parties subsequently engaged in settlement discussions and stayed the litigation pending mediation. Following mediation, on June 21, 2013, the parties informed the Court that they had reached an agreement in principle to settle the action, subject to the negotiation of a mutually agreeable settlement agreement. A settlement agreement has not yet been executed. Payment relating to any settlement agreement would be directly supported by the insurance company.

15. Related party disclosures

Effective June 1, 2012, the Company and Gilles Delfassy, prior to Mr. Delfassy joining the board of directors, entered into an agreement whereby Mr. Delfassy provided to the Company consulting services in the area of business development and strategy in the broadband wireless access industry. This agreement expired on June 1, 2013. During the nine months ended September 30, 2013, Mr. Delfassy earned fees totaling $70,956 under this contract (three and nine months ended September 30, 2012: $33,677 and $44,699, respectively).

No other transaction has been entered into with these or any other related parties in 2012 and the nine months ended September 30, 2013, other than normal compensation (including share based payment arrangements) for and reimbursement of expenses incurred in their roles as directors or employees of the Company.

Sequans Communications S.A.

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

16. Events after the reporting date

Share-based payment plans

On October 22, 2013, the Board of Directors granted 84,000 stock options at an exercise price of $2.47.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with Sequans Communications S.A.’s unaudited condensed consolidated financial statements beginning at Page 4 of this report on Form 6-K. As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, “Sequans Communications S.A.”, “Sequans Communications”, “the Company”, “we”, “us” and “our” refer to Sequans Communications S.A. and its consolidated subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to the unaudited condensed consolidated financial statements of Sequans Communications S.A. included herein.

In this report on Form 6-K, references to the “euro” or “€” are to the euro currency of the European Union and references to “U.S. dollars” or “$” are to United States dollars. References to the “the Shares” are references to Sequans Communications’ Ordinary Shares, nominal value €0.02 per share, and references to “the ADSs” are to Sequans Communications’ American Depositary Shares (each representing one Ordinary Share), which are evidenced by American Depositary Receipts (ADRs).

The financial information presented herein has been prepared in accordance with International Reporting Financial Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Forward-Looking Statements Safe Harbor

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this report on Form 6-K, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward looking statements. When used in this report, the words “anticipate”, “objective”, “may”, “might”, “should”, “could”, “can”, “intend”, “expect”, “believe”, “estimate”, “predict”, “potential”, “plan”, “is designed to” or the negative of these and similar expressions identify forward-looking statements. The information contained in this report on Form 6-K reflects our current views with respect to future events and is based on assumptions and subject to risk and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the SEC as well as our other filings with the SEC, which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements. We cannot assure you that our plans, intentions or expectations will be achieved. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this report. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this report. Other than as required by applicable securities laws, we are under no obligation to update any forward-looking statement, whether as result of new information, future events or otherwise.

Summary

We are a leading fabless designer, developer and supplier of 4G LTE and WiMAX semiconductor solutions for wireless broadband applications. Our solutions incorporate baseband processor and RF transceiver ICs along with our proprietary signal processing techniques, algorithms and software stacks. Our high performance ICs deliver high throughput, low power consumption and high reliability in a small form factor and at a low cost.

Results of Operations

Comparison of the Three Months Ended September 30, 2012 and 2013

	Three months ended September 30,		Change
	2012 (1)	2013	%
	(Unaudited)
	(in thousands)
Revenue:
Product revenue	$7,452	$3,842	(48)%
Other revenue	530	227	(57)

Total revenue	7,982	4,069	(49)

Cost of revenue:
Cost of product revenue	4,104	3,026	(26)
Cost of other revenue	44	21	(52)

Total cost of revenue	4,148	3,047	(27)

Gross profit	3,834	1,022	(73)
Operating expenses:
Research and development	6,447	7,339	14
Sales and marketing	1,470	1,101	(25)
General and administrative	1,871	1,350	(28)

Total operating expenses	9,788	9,790	0

Operating income (loss)	(5,954)	(8,768)	47
Financial income (expense):
Interest income (expense), net	22	3
Foreign exchange gain (loss)	249	52

Profit (Loss) before income taxes	(5,683)	(8,713)
Income tax expense (benefit)	73	53

Profit (Loss)	$(5,756)	$(8,766)

(1) Figures for the three months ended September 30, 2012 are restated to reflect the impact of the retrospective application of IAS 19 Revised (Employee Benefits).

Revenue

Product revenue decreased 48% from $7.5 million in the three months ended September 30, 2012 to $3.8 million in the same period in 2013. This decrease was primarily due to lower sales of WiMAX products partially offset by an increase in sales of LTE products. In the third quarter of 2013, we started selling LTE modules which have been developed for integration in tablets, notebooks, consumer electronics and machine-to-machine applications. Our largest customer in 2013, Huawei, integrated our WiMAX products into a range of products for emerging markets as well as for Japan. Huawei represented 10% of our revenue in the third quarter of 2012 compared to 37% of our revenue in the third quarter of 2013. For the three months ended September 30, 2013, another China-based end customer represented 29% of total revenues and one United States-based end customer represented 28%. No revenue was recognized for these two customers in the three months ended September 30, 2012. HTC, who was our largest customer in 2012, represented 61% of total revenues in the third quarter of 2012. No revenue was recognized for this customer in the third quarter of 2013.

During the third quarter of 2013, we shipped 193,000 units of WiMAX products compared to 676,000 units in the third quarter of 2012 and 176,000 units of LTE products compared to 26,000 units in the third quarter of 2012. We expect our WiMAX product revenue to continue to decline as a result of a general decline in the WiMAX market in the United States and in most countries around the world.

Other revenue decreased 57% from $0.5 million in the three months ended September 30, 2012 to $0.2 million in the same period in 2013, reflecting one-time service revenue of $0.2 million in the third quarter of 2012, whereas generally other revenue comprises primarily license and maintenance revenues.

Cost of Revenue

Cost of product revenue decreased 26% from $4.1 million in the three months ended September 30, 2012 to $3.0 million in the same period in 2013 due to lower product and manufacturing costs associated with the decreased number of units sold. Cost of other revenue decreased from $44 thousand in the three months ended September 30, 2012 to $21 thousand in the same period in 2013.

Gross Profit

Gross profit decreased 73% from $3.8 million in the three months ended September 30, 2012 to $1.0 million in the same period in 2013, and gross margin decreased from 48.0% in the three months ended September 30, 2012 to 25.1% in the same period in 2013. The difference in gross margin primarily reflects the significant decline in revenue. Product gross margin decreased from 44.9% in the three months ended September 30, 2012 to 21.2% in the same period in 2013 due to continued low absorption of fixed costs, lower average selling prices on WiMAX products, and the sale of modules with lower gross margins in the third quarter of 2013 as compared to the prior period.

Research and Development

Research and development expense increased 14% from $6.4 million in the three months ended September 30, 2012 to $7.3 million for the three month ended September 30, 2013 primarily due lower amounts of research tax credits recorded in the quarter as less time was spent on qualifying projects compared to the prior period. Overall, there were 176 employees in research and development at September 30, 2013 compared to 179 employees at September 30, 2012.

Sales and Marketing

Sales and marketing expense decreased 25% from $1.5 million in the three months ended September 30, 2012 to $1.1 million in the same period in 2013 primarily due to cost reduction efforts, including lower salary and related expenses in 2013. Overall, there were 15 employees in sales and marketing at September 30, 2013 compared to 14 employees at September 30, 2012.

General and Administrative

General and administrative expense decreased 28% from $1.9 million in the three months ended September 30, 2012 to $1.4 million in the same period in 2013 primarily due to a one-time fee relating to component order cancellations totaling $0.3 million incurred in 2012 and a decrease of $0.1 million in stock based compensation expenses in 2013. Overall, there were 19 employees in general and administrative at September 30, 2013 compared to 20 employees at September 30, 2012.

Interest Income (Expense), Net

Net interest income decreased from $22 thousand in the three months ended September 30, 2012 to $3 thousand in the same period in 2013. The decrease of interest income is due to lower amounts of cash and cash equivalents invested in interest-bearing accounts.

Foreign Exchange Gain (Loss), Net

We had a net foreign exchange gain of $0.2 million in the three months ended September 30, 2012 compared to a net foreign exchange gain of $52 thousand in the same period in 2013, primarily due to movements in the U.S. dollar versus the euro.

Income Tax Expense

Income tax expense decreased from $73 thousand for the three months ended September 30, 2012 to $53 thousand in the same period in 2012.

Comparison of the Nine Months Ended September 30, 2012 and 2013

	Nine months ended September 30,		Change
	2012 (1)	2013	%
	(Unaudited)
	(in thousands)
Revenue:
Product revenue	$16,756	$6,737	(60)%
Other revenue	2,368	1,981	(16)

Total revenue	19,124	8,718	(54)

Cost of revenue:
Cost of product revenue	8,988	5,620	(38)
Cost of other revenue	132	392	197

Total cost of revenue	9,120	6,012	(34)

Gross profit	10,004	2,706	(73)
Operating expenses:
Research and development	21,114	21,101	—
Sales and marketing	5,709	3,375	(41)
General and administrative	6,089	5,469	(10)

Total operating expenses	32,912	29,945	(9)

Operating income (loss)	(22,908)	(27,239)	19
Financial income (expense):
Interest income (expense), net	99	32
Foreign exchange gain (loss)	(113)	87

Profit (Loss) before income taxes	(22,922)	(27,120)
Income tax expense (benefit)	164	141

Profit (Loss)	$(23,086)	$(27,261)

(1) Figures for the nine months ended September 30, 2012 are restated to reflect the impact of the retrospective application of IAS 19 Revised (Employee Benefits).

Revenue

Product revenue decreased 60% from $16.8 million in the nine months ended September 30, 2012 to $6.7 million in the same period in 2013. This decrease was primarily due to lower sales of WiMAX products following changes in the WiMAX market in the United States, which began in the second half of 2011 and have continued since. In the nine months ended September 30, 2013, we increased our sales of LTE chipsets and in the third quarter we started selling LTE modules which have been developed for integration in tablets, notebooks, consumer electronics and machine-to-machine applications. Our largest customer in the nine months of 2013, Huawei, represented 31% of our revenue compared to 13% of our revenue in the nine months of 2012. For the nine months ended September 30, 2013, another China-based end customer represented 16% of total revenues, compared to 1% of our revenue for the same period in 2012. Two United States-based end customers represented 14% and 13%, respectively, of total revenue in the nine months ended September 30, 2013 (no revenue from these customers in the nine months ended September 30, 2012). HTC, who was our largest customer in 2012, represented 35% of total revenues in the nine months ended September 30, 2012. No revenue was recognized for this customer in the same period of 2013.

During the nine months ended September 30, 2013, we shipped 410,000 units of WiMAX products compared to 1,240,000 units in the same period of 2012 and 240,000 units of LTE products compared to 133,000 units in the nine months ended September 30, 2012.

Other revenue decreased 16% from $2.4 million in the nine months ended September 30, 2012 to $2.0 million in the same period in 2013, reflecting primarily a decrease in maintenance revenues and one-time service revenue of $0.2 million in 2012.

Cost of Revenue

Cost of product revenue decreased 38% from $9.0 million in the nine months ended September 30, 2012 to $5.6 million in the same period in 2013 due to lower product and manufacturing costs associated with the decreased number of units sold. Cost of other revenue increased from $0.1 million in the nine months ended September 30, 2012 to $0.4 million in the same period in 2013 due to costs related to service revenue recognized in the first quarter of 2013.

Gross Profit

Gross profit decreased 73% from $10.0 million in the nine months ended September 30, 2012 to $2.7 million in the same period in 2013 and gross margin decreased from 52.3% in the nine months ended September 30, 2012 to 31% in the same period in 2013. The reduction in gross profit was due to the decline in revenue and the product gross margin decrease from 46.4 % in the nine months ended September 30, 2012 to 16.6% in the same period in 2013 was primarily due to low absorption of fixed production costs by a low product revenue base, as well as revenue mix, including the introduction into the revenue mix of lower-margin modules in the third quarter of 2013.

Research and Development

Research and development expense remained flat at $21.1 million for the nine months ended September 30, 2013 as compared to the same period in 2012, despite the impact of a reorganization in April 2012 whereby eight technical support engineers who previously reported to the sales department were moved to the engineering department as their work is closely tied to ongoing product development (particularly in software).

Sales and Marketing

Sales and marketing expense decreased 41% from $5.7 million in the nine months ended September 30, 2012 to $3.4 million in the same period in 2013, primarily due to general cost reduction efforts, a decrease of $0.4 million in stock based compensation expenses, and the impact of the transfer of eight technical support engineers to the engineering department in April 2012.

General and Administrative

General and administrative expense decreased 10% from $6.1 million in the nine months ended September 30, 2012 to $5.5 million in the same period in 2013 primarily due to a decrease of $0.7 million in stock based compensation expenses.

Interest Income (Expense), Net

Net interest income decreased 68% from $99 thousand in the nine months ended September 30, 2012 to $32 thousand in the same period in 2013. This reflects the decrease of interest income due to lower amounts of cash and cash equivalents invested in interest-bearing accounts.

Foreign Exchange Gain (Loss), Net

We had a net foreign exchange loss of $113 thousands in the nine months ended September 30, 2012 compared to a net foreign exchange gain of $87 thousand in the same period in 2013, primarily due to movements in the U.S. dollar versus the euro.

Income Tax Expense (Benefit)

Income tax expense decreased from $0.2 million for the nine months ended September 30, 2012 to $0.1 million for the same period in 2013.

Liquidity and Capital Resources

Sources of Liquidity

Our cash and cash equivalents were $15.0 million at September 30, 2013, compared to $28.8 million at December 31, 2012. This decrease was due primarily to the use of cash and cash equivalents to fund operations and on-going research and development activities. These Condensed Consolidated Financial Statements for the 9 months period ended September 30, 2013 have been prepared on a going concern assumption. The Company’s internal cash forecast is built from sales forecast derived by products and clients and a stable fixed costs structure. Management also assumes successful financing activities using government funding of research programs and potential additional financing (banks or capital market). Based on these assumptions, management believes that Company’s existing cash and cash equivalents plus cash generated from these activities will be sufficient at least for the next 12 months from September 30, 2013.

Since inception, we have financed our operations primarily through proceeds from the issuance of our preference shares and convertible notes, which totaled €54.7 million ($73.1 million) from 2004 to the end of 2010; from the $59.1 million in net proceeds from our initial public offering on the New York Stock Exchange in April 2011; and from $13.5 million in net proceeds from our public offering in February 2013.

Cash Flows

Cash Flows from Operating Activities

Net cash used in operating activities during the nine months ended September 30, 2013 was $24.1 million, reflecting a net loss (before income tax) of $27.1 million, an increase in trade receivables and other receivables of $0.2 million and an increase in research tax credit receivable of $2.6 million. These uses of cash were partially offset by non-cash charges, including depreciation and amortization of $4.5 million, share-based compensation expenses of $1.5 million, a decrease in inventories of $0.1 million and an increase of trade payables and other liabilities of $0.7 million during the period.

Cash Used in Investing Activities

Cash used in investing activities during the nine months ended September 30, 2013 consisted primarily of purchases of property and equipment and intangible assets of $3.0 million.

Cash Flows from Financing Activities

Net cash from financing activities was $13.4 million for the nine months ended September 30, 2013. In February 2013, we completed a public offering of 10,000,000 shares in the form of American depositary Shares. Net proceeds to us from the public offering were $13.5 million, after deduction the underwriting discount and estimated offering expenses payable to us.

In June 2012, we entered into a finance lease agreement with a French financial institution whereby the Company had the possibility to finance acquisitions of qualifying equipment with a total purchase price of up to €1,500,000. This facility expired in February 2013 and has not been renewed. $0.3 million was used in 2013. At September 30, 2013, our capital lease obligations, including the current portion, amounted to $0.6 million.

Trend Information

For the nine months ended September 30, 2013, the most significant change in trends that effected our business, results of operations and financial condition was the continued decline experienced in the WiMAX market driven by a change in strategy by Sprint, the largest driver of demand for WiMAX semiconductor solutions, who introduced the 3G iPhone and announced their intention to begin deploying LTE in 2012. This change in the WiMAX market harmed our results of operations for all periods presented. Other than the possibility of continued declines in the WiMAX market prior to our generating significant revenue from LTE products, or as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonable likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Contractual Obligations

Our contractual obligations relate primarily to non-cancellable operating leases and inventory component purchase commitments. During the nine months ended September 30, 2013, there were no significant changes in our contractual obligations from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2013

SEQUANTS COMMUNICATIONS S.A.

(Registrant)

By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer